SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 1, 2002

CHARTER COMMUNICATIONS, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927   43-1857213
(Commission File Number)   (IRS Identification Number)

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of Principal Executive Offices)   (Zip Code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 7. EXHIBITS.

99.1 Press release dated October 1, 2002. *

* filed herewith

ITEM 9. REGULATION FD DISCLOSURE

On October 1, 2002, Charter Communications, Inc. issued a press release announcing its projected operating cash flow and revenue expectations for third quarter of 2002. The entirety of the press release appearing in Exhibit 99.1 hereto is not filed but is furnished pursuant to Regulation FD.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS:

This Report includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, regarding, among other things, our plans, strategies and prospects, both business and financial. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Many of the forward-looking statements contained in this Report may be identified by the use of forward-looking words such as "believe," "expect," "anticipate," "should," "planned," "will," "may," "intend," "estimated" and "potential," among others. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this Report are set forth in this Report and in reports or documents that we file from time to time with the United States Securities and Exchange Commission or the SEC, and include, but are not limited to: our plans to achieve growth by offering advanced products and services; our anticipated capital expenditures for our upgrades and new equipment and facilities; our ability to fund capital expenditures and any future acquisitions; the effects of governmental regulation on our business; our ability to compete effectively in a highly competitive and changing environment; our ability to obtain programming as needed and at a reasonable price; our ability to continue to do business with existing vendors, particularly high-tech companies that do not have a long operating history; and general business and economic conditions, particularly in light of the uncertainty stemming from the September 11, 2001 terrorist activities in the United States and the armed conflict abroad.

All forward-looking statements attributable to us or a person acting on our behalf are expressly qualified in their entirety by this cautionary statement. We are under no obligation to update any of the forward-looking statements after the date of this Report to conform these statements to actual results or to changes in our expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

CHARTER COMMUNICATIONS, INC.
registrant

By: /s/ KENT D. KALKWARF
Name: Kent D. Kalkwarf
Title: Executive Vice President and Chief Financial
Officer (Principal Financial Officer and Principal
Accounting Officer)

Dated: October 1, 2002

EXHIBIT INDEX

Exhibit
Number   Description

99.1   Press release dated October 1, 2002.



PRESS RELEASE **EXHIBIT 99.1**

NEWS

FOR RELEASE: 4:30 P.M. ET Tuesday, October 1, 2002

NEW YORK – Charter Communications, Inc. [Nasdaq: CHTR] today said it expects to fall below projected Q3 2002 operating cash flow growth guidance of 13.7 percent primarily due to basic analog customer losses. Based on the current forecast, the company expects revenue growth to be approximately 13 percent for Q3 2002. The company made its disclosure at Goldman Sachs' Communacopia XI Conference here today.

Kent Kalkwarf, Charter Executive Vice President and CFO, said the company's disclosure is based on preliminary financials, and that additional details would be provided with actual Q3 2002 financial results November 5, 2002. Mr. Kalkwarf also reiterated in his remarks that Charter expects to attain free cash flow by the end of 2003, and that capital expenditures are expected to dramatically decline in 2003 as its massive rebuild and upgrade of some 113,000 miles of plant and infrastructure nears completion.

The company's presentation at Communacopia XI will be webcast live today at 4:30 P.M. ET and an archive will be available within 24 hours at www.gs.com/ir/conf.
Username: conference/conf9
Password: goldman9

About Charter

Charter Communications, Inc., A Wired World Company™, is among the nation's largest broadband communications companies, currently serving more than 6.7 million customers in 40 states. Charter provides a full range of advanced broadband services to the home, including cable television on an advanced digital video programming platform marketed under Charter Digital Cable® and high-speed Internet access marketed under the Charter Pipeline® brand. Commercial high-speed data, video and Internet solutions are provided under the Charter Business Networks™ brand. Advertising sales and production services are sold under the Charter Media™ brand. More information about Charter can be found at www.charter.com.

# # #

Statements in this press release regarding Charter Communications' business that are not historical facts may be "forward-looking statements." Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from any such forward-looking statements are identified in the reports and documents Charter files from time to time with the U.S. Securities and Exchange Commission.

CONTACTS:
Media
Andy Morgan, 314-543-2217
amorgan@chartercom.com

Analyst
Colleen Hegarty, 314-543-5619
chegarty@chartercom.com